Subject to Completion

Preliminary Pricing Supplement dated May 2, 2008

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

95% Principal Protected Notes

Linked to the European Union euro/United States dollar Exchange Rate

due December     , 2010

(the “Notes”)

$10 principal amount per unit

The Notes:

•

The Notes are designed for investors who anticipate that the European Union euro/United States dollar exchange rate (a rate that reflects the number of European Union euros for which one United States dollar can be exchanged) (the “Exchange Rate”) will increase (meaning that the United States dollar will appreciate relative to the European Union euro) from the starting value on the pricing date to the ending value on a date shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes, as more fully described in this pricing supplement.

•

The Notes will have 95% principal protection on the maturity date. Accordingly, investors must be willing to lose up to 5% of their investment if the Exchange Rate declines from the starting value on the pricing date to the ending value on the Valuation Date.

•

The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$100,000 for residents of the European Economic Area) or other amounts as permitted by local jurisdictions, and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

•	There will be no payments on the Notes prior to the maturity date and investors must be willing to forego periodic payments of interest.

•	The Notes will not be redeemable prior to the maturity date.

•	The Notes will not be listed on any securities exchange.

•

The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars and part of a series entitled “Medium-Term Notes, Series C” and will have the CUSIP No.                    .

•	The settlement date for the Notes is expected to be June , 2008.

Payment on the maturity date:

•

The amount you receive on the maturity date per unit will be based upon the direction of and percentage change in the value of the Exchange Rate from the starting value on the pricing date to the ending value on the Valuation Date.

•	If the ending value of the Exchange Rate:

•

is greater than the starting value, you will receive the $10 principal amount per unit plus a supplemental redemption amount per unit equal to a fixed percentage between 120% and 150% of the percentage increase.

•	is less than or equal to the starting value, you will receive a payment per unit based on the percentage decrease but in no event will you receive less than $9.50.

•	The actual Participation Rate will be determined on the pricing date and set forth in the final pricing supplement made available in connection with the sales of the Notes.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-8 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is May     , 2008

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-8
DESCRIPTION OF THE NOTES	PS-12
THE EXCHANGE RATE	PS-16
UNITED STATES FEDERAL INCOME TAXATION	PS-17
ERISA CONSIDERATIONS	PS-22
USE OF PROCEEDS AND HEDGING	PS-23
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-23
EXPERTS	PS-23
INDEX OF CERTAIN DEFINED TERMS	PS-24

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 95% Principal Protected Currency Notes Linked to the European Union euro/United States dollar Exchange Rate due December     , 2010 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Exchange Rate and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on December     , 2010. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in May or June 2008, the settlement date may occur in May or June 2008 and the maturity date may occur in November or December 2010. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above.

We cannot redeem the Notes prior to the maturity date and we will not make any payment on the Notes until the maturity date.

Each unit will represent a single Note with a $10 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the Exchange Rate and what does the Exchange Rate reflect?

Merrill Lynch Capital Services, Inc., as calculation agent (the “Calculation Agent”), will determine the Exchange Rate as described in the section entitled “Description of the Notes” in this pricing supplement. The Exchange Rate reflects the number of European Union euros for which one United States dollar can be exchanged. The Exchange Rate increases as the value of the United States dollar appreciates relative to the European Union euro and decreases as the value of the United States dollar depreciates relative to the European Union euro. The Exchange Rate will be the inverse of the value reported by Reuters Group PLC (“Reuters”) on page 1FED, or any substitute page thereto, at approximately 10:00 a.m. in New York City, as described in the section entitled “Description of the Notes” in this pricing supplement.

How has the Exchange Rate performed historically?

We have included a table and graph showing month-end values of the Exchange Rate, from December 2002 through April 2008, in the section entitled “The Exchange Rate” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the United States dollar relative to the European Union euro in various economic environments; however, this past performance is not necessarily indicative of how the Exchange Rate will fluctuate in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment in United States dollars per unit equal to the Redemption Amount.

The “Redemption Amount” per unit, which you will be entitled to receive on the maturity date, will equal:

(i)	If the Ending Value is greater than the Starting Value, the $10 principal amount per unit, plus a supplemental redemption amount equal to:

$10 x	(	Participation Rate ×	(	Ending Value – Starting Value	)	)
Starting Value

(ii)	If the Ending Value is equal to or less than the Starting Value:

$10 +	($10 ×	(	Ending Value – Starting Value	)	)
Starting Value

provided, however, that in no event will you receive less than $9.50 per unit.

The “Starting Value” will equal the Exchange Rate as determined on the Pricing Date, and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will equal the value of the Exchange Rate as determined on the fifth scheduled Business Day (as defined herein) prior to the maturity date of the Notes.

The “Participation Rate” will be a percentage between 120% and 150%. The actual Participation Rate will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

Will I receive interest payments on the Notes?

No, you will receive the Redemption Amount per unit on the maturity date. The Notes are designed for investors who believe that the Exchange Rate will increase (meaning that the United States dollar appreciates relative to the European Union euro) from the Starting Value to the Ending Value and are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on interest bearing debt securities, in exchange for the ability to participate in a potential increase in the value of the Exchange Rate from the Starting Value to the Ending Value.

Examples:

Set forth below are four examples of Redemption Amount calculation (rounded to four decimal places), assuming a hypothetical Starting Value of 0.6401 European Union euros per United States dollar, the Exchange Rate on April 30, 2008 and a Participation Rate equal to 135%, the midpoint of the range of 120% and 150%:

Example 1—The hypothetical Ending Value is 50% below the hypothetical Starting Value:

Hypothetical Starting Value: 0.6401 European Union euros per United States dollar

Hypothetical Ending Value: 0.3201 European Union euros per United states dollar

$10 +	($10 ×	(0.3201 – 0.6401))	= US$5.0000
0.6401

Redemption Amount (per unit) = US$9.5000	(The Redemption Amount cannot be less than US$9.5000 per unit)

Example 2—The hypothetical Ending Value is 2% below the hypothetical Starting Value:

Hypothetical Starting Value: 0.6401 European Union euros per United States dollar

Hypothetical Ending Value: 0.6273 European Union euros per United States dollar

$10 +	($10 ×	(0.6273 – 0.6401))	= US$9.8000
0.6401

Redemption Amount (per unit) = US$9.8000

Example 3—The hypothetical Ending Value is 5% higher than the hypothetical Starting Value:

Hypothetical Starting Value: 0.6401 European Union euros per United States dollar

Hypothetical Ending Value: 0.6721 European Union euros per United States dollar

$10 +	($10 ×	(135% x	(0.6721 – 0.6401)))	= US$10.6750
0.6401

Redemption Amount (per unit) = US$10.6750

Example 4—The hypothetical Ending Value is 15% greater than the hypothetical Starting Value:

Hypothetical Starting Value: 0.6401 European Union euros per United States dollar

Hypothetical Ending Value: 0.7361 European Union euros per United States dollar

$10 +	($10 ×	(135% x	(0.7361 – 0.6401)))	= US$12.0250
0.6401

Redemption Amount (per unit) = US$12.0250

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have established this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual cash payment on the maturity date will be, or that the actual cash payment on the maturity date will exceed $9.50 per unit of the Notes. We have determined that this estimated yield will equal             % per annum, compounded semi-annually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a unit of the Notes for $10 and hold the Note until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $             in 2008, $             in 2009 and $             in 2010. However, in 2010 the amount of ordinary income that you will be required to pay taxes on from owning each unit of the Notes may be greater or less than $             depending upon the cash payment you receive on the maturity date. Also, if the cash payment on the maturity date is less than $            , you may have a loss which you could deduct against other income you may have in 2010, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates and the volatility of the Exchange Rate, and the expectations of the amount, if any, by which the Exchange Rate will change. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, including the underwriting discount paid in respect of the Notes and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 principal amount per unit of the Notes if sold before the maturity date.

In a situation where the Exchange Rate has not changed and there have been no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 principal amount per unit of the Notes. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors. You should review the section entitled “Risk Factors—In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date” in this pricing supplement.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of the Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. will serve as Calculation Agent for purposes of determining, among other things, the Exchange Rate and the supplemental redemption amount, if any. Under certain circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc., as our subsidiary, and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment and your investment may result in a loss

We will not repay you a fixed amount on the Notes at maturity. The payment you receive on the maturity date on the Notes will depend on the direction of and percentage change in the Exchange Rate. If the Ending Value of the Exchange Rate is less than the Starting Value, you will receive a payment based on the percentage decrease but in no event will you receive less than $9.50 per unit. In this case, your investment will result in a loss. This will be true even if the value of the Exchange Rate was higher than the Starting Value at some time over the term of the Notes but falls below the Starting Value on the Valuation Date.

Your yield, which could be negative, may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing United States dollar denominated debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Exchange Rate

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets should derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Exchange Rate. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes. In addition, since the Notes are designed for investors who anticipate that the United States dollar will appreciate against the European Union euro, you should purchase the Notes only if you anticipate the Exchange Rate will, or is likely to, increase from the Starting Value to the Ending Value. We cannot assure you of the direction of or percentage change in the level of the Exchange Rate during the term of the Notes.

The return on your Notes depends on the value of the Exchange Rate, which is affected by many complex factors outside of our control

The value of any currency exchange rate, including the Exchange Rate, may be affected by complex political and economic factors. The Exchange Rate is at any moment a result of the supply and demand for the European Union euro relative to the United States dollar, and changes in an exchange rate results over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the countries that comprise the European Union, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in the countries that comprise the European Union, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments in the countries that comprise the European Union, and other countries important to international trade and finance.

Even though currency trades around the clock, your Notes will not; and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates

The interbank market in foreign currencies is a global, around the clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the European Union euro and United States dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the foreign exchange markets.

There is no systematic reporting of last sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the Exchange Rate. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the foreign exchange markets.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time.

The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the value of the Exchange Rate.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until the maturity date. This may affect the price you receive.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If a market maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 public offering price. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the value of the Exchange Rate used to calculate the Redemption Amount and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 public offering price. This is due to, among other things, the fact that the $10 public offering price included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Exchange Rate. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Exchange Rate is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the value of the Exchange Rate exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the value of the Exchange Rate exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Exchange Rate will continue to fluctuate until the Ending Value is determined.

Changes in the volatility of the Exchange Rate are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Exchange Rate increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. If interest rates increase or decrease in the countries that comprise the European Union or in the United States, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries that comprise the European Union or the United States, which may affect the value of the Exchange Rate, and therefore, the trading value of the Notes.

As the time remaining to the maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their maturity date, the Notes may trade at a value above that which would be expected based on the value of the Exchange Rate. This difference will reflect a “time premium” due to expectations concerning the value of the Exchange Rate during the period before the maturity date of the Notes. However, as the time remaining to the maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on the Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value over the term of the Notes of the Exchange Rate, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Exchange Rate will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

Merrill Lynch Capital Services, Inc., (“MLCS”) our subsidiary, will be our agent for the purposes of determining, among other things, the Ending Value and Redemption Amount. Under certain circumstances, MLCS’s role as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Exchange Rate can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the value of the Exchange Rate is unavailable. MLCS is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior, unsecured debt securities entitled “Medium Term Notes, Series C,” which is more fully described in the accompanying MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. The Notes will mature on December     , 2010. Information included in this product supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                      .

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount per unit, as provided below. There will be no other payment of interest, periodic or otherwise, on the Notes prior to the maturity date.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be denominated and payable in United States dollars, and will be determined by the Calculation Agent as follows:

(a) If the Ending Value is greater than the Starting Value, you will receive the $10 principal amount, per unit plus a supplemental redemption amount equal to:

$10 ×	(	Participation Rate x	(	Ending Value – Starting Value	))
Starting Value

(b) If the Ending Value is equal to or less than the Starting Value, you will receive:

$10 +	($10 ×	(	Ending Value – Starting Value	)	)
Starting Value

provided, however, that the Redemption Amount will not be less than $9.50.

The “Starting Value” will be the value of the Exchange Rate on the date the Notes are priced for initial sale to the public (the “Pricing Date”) as determined by the Calculation Agent.

The “Ending Value” will equal the value of the Exchange Rate on the Valuation Date as determined by the Calculation Agent.

The “Valuation Date” will be the fifth scheduled Business Day immediately prior to the maturity date.

The “Participation Rate” will be a fixed percentage between 120% and 150%. The actual Participation Rate will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with the sale of the Notes.

A “Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

The “Exchange Rate” is the currency exchange rate in the interbank market quoted as the number of European Union euros for which one United States dollar can be exchanged, the inverse of the value reported by Reuters on page 1FED, or any substitute page thereto, at approximately 10:00 a.m., New York City time. The Exchange Rate increases as the value of the United States dollar increases relative to the European Union euro and decreases as the value of the United States dollar decreases relative to the European Union euro.

If the Exchange Rate is not so quoted on page 1FED, or any substitute page thereto, then the Exchange Rate used to determine the Starting Value or the Ending Value, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the European Union euro by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the European Union euro. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

All determinations made by the Calculation Agent in good faith and on a reasonable basis and, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for a hypothetical Starting Value of 0.6401 European Union euros per United States dollar (the Exchange Rate published on Bloomberg L.P. for April 30, 2008) and a range of hypothetical Ending Values of the Exchange Rate:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit (rounded to four decimal places);

•	the total rate of return to holders of the Notes; and

•	the pretax annualized rate of return to holders of the Notes.

The table below assumes a Participation Rate of 135%, the midpoint of the range of 120% and 150%. The actual Participation Rate will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with the sales of the Notes.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)
0.3201	–50.00%	$9.5000	–5.00%	–2.04%
0.3521	–45.00%	$9.5000	–5.00%	–2.04%
0.3841	–40.00%	$9.5000	–5.00%	–2.04%
0.4161	–35.00%	$9.5000	–5.00%	–2.04%
0.4481	–30.00%	$9.5000	–5.00%	–2.04%
0.4801	–25.00%	$9.5000	–5.00%	–2.04%
0.5121	–20.00%	$9.5000	–5.00%	–2.04%
0.5441	–15.00%	$9.5000	–5.00%	–2.04%
0.5761	–10.00%	$9.5000	–5.00%	–2.04%
0.6081	–5.00%	$9.5000 (3)	–5.00%	–2.04%
0.6273	–2.00%	$9.8000	–2.00%	–0.81%
0.6401 (2)	0.00%	$10.0000	0.00%	0.00%
0.6721	5.00%	$10.6750	6.75%	2.63%
0.7041	10.00%	$11.3500	13.50%	5.13%
0.7361	15.00%	$12.0250	20.25%	7.51%
0.7681	20.00%	$12.7000	27.00%	9.79%
0.8001	25.00%	$13.3750	33.75%	11.98%
0.8321	30.00%	$14.0500	40.50%	14.07%
0.8641	35.00%	$14.7250	47.25%	16.09%
0.8961	40.00%	$15.4000	54.00%	18.04%
0.9281	45.00%	$16.0750	60.75%	19.92%
0.9602	50.00%	$16.7500	67.50%	21.73%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from May 5, 2008 to November 5, 2010, a term expected to be similar to that of the Notes.
(2)	This is the hypothetical Starting Value, the Exchange Rate on April 30, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.
(3)	The amount you receive on the maturity date will not be less than $9.50 per unit.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Participation Rate and the term of your investment.

Discontinuation of the European Union euro

In the event the European Union euro is replaced by a successor monetary unit (the “New Currency”) as the legal tender of the Underlying Currency’s country, the Calculation Agent will calculate the Ending Value by using the exchange rate of the New Currency on the Valuation Date, multiplied by a fraction the numerator of which shall be “1” and the denominator of which shall be the number of units of the Underlying Currency represented by one unit of the New Currency. No other changes will be made to the terms of the Notes as a result of such replacement.

As an example of the calculation described above, if the European Union euro is replaced by a New Currency, and one unit of the New Currency has a value equal to 1,000 units of the European Union euro, the Ending Value would be calculated by using the applicable exchange rate of the New Currency (relative to the United States dollar) multiplied by 1/1,000.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted by the Notes, with respect to each unit of the Notes, will be equal to the Redemption Amount per unit, calculated as though the date of acceleration were the maturity date of the Notes.

In case of default in payment of the Notes, whether on the maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE EXCHANGE RATE

The Exchange Rate is a foreign exchange spot rate that measures the relative values of two currencies, the European Union euro and the United States dollar, expressed as a rate that reflects the number of European Union euros that can be exchanged for one United States dollar. The Exchange Rate increases when the value of the United States dollar appreciates relative to the European Union dollar and decreases when the value of the United States dollar depreciates relative to the European Union euro.

The following table sets forth the historical month-end values of the Exchange Rate in the period from December 2002 through April 2008. This historical data on the Exchange Rate is not necessarily indicative of the future performance of the Exchange Rate or what the value of the Notes may be. Any historical upward or downward trend in the level of the Exchange Rate during any period set forth below is not an indication that the Exchange Rate is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007	2008
January		0.9287	0.8015	0.7670	0.8226	0.7673	0.6729
February		0.9253	0.8005	0.7561	0.8388	0.7559	0.6588
March		0.9161	0.8120	0.7713	0.8254	0.7488	0.6334
April		0.8942	0.8349	0.7769	0.7915	0.7327	0.6401
May		0.8482	0.8205	0.8127	0.7808	0.7433
June		0.8687	0.8196	0.8260	0.7818	0.7384
July		0.8903	0.8321	0.8250	0.7833	0.7308
August		0.9100	0.8208	0.8099	0.7804	0.7337
September		0.8579	0.8041	0.8315	0.7890	0.7009
October		0.8625	0.7814	0.8339	0.7836	0.6903
November		0.8338	0.7532	0.8484	0.7552	0.6834
December	0.9528	0.7940	0.7378	0.8440	0.7576	0.6854

The following graph sets forth the historical performance of the Exchange Rate using month end values for the period from December 2002 through April 2008. This historical data on the Exchange Rate is not necessarily indicative of the future performance of the Exchange Rate or what the value of the Notes may be. Any historical upward or downward trend in the level of the Exchange Rate during any period set forth below is not an indication that the Exchange Rate is more or less likely to increase or decrease at any time over the term of the Notes. On April 30, 2008, the Exchange Rate was 0.6401 European Union euros per United States dollar.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “Certain United States Federal Income Tax Considerations” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, entities that are classified as partnerships, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On August 30, 2004, the Treasury Department issued final regulations (the “Foreign Currency Regulations”) under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), addressing the United States federal income tax treatment of debt instruments having terms similar to the Notes. In general, under the Foreign Currency Regulations, since the amount payable on the maturity date with respect to a Note in excess of $10.00 per unit of the Notes, if any, will be determined by reference to the Exchange Rate while repayment of $9.50 per unit of the Notes will not be affected by changes in the Exchange Rate, the Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the “CPDI Regulations”) addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of a projected cash payment on the maturity date (i.e., the Redemption Amount) of an amount equal to $             per unit of the Notes (the “Projected Redemption Amount”). This represents an estimated yield on the Notes equal to             % per annum, compounded semi-annually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., $10), increased by the interest previously accrued on the Note. On the maturity date of a Note, in the event that the actual cash payment on the maturity date (the “Actual Redemption Amount”) exceeds $             per unit of the Notes (i.e., the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Redemption Amount over $             per unit of the Notes (i.e., the Projected Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Redemption Amount, if any, is less than $             per unit of the Notes (i.e., the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e., $             per unit of the Notes) exceeds the Actual Redemption Amount will be treated (a) first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest and (b) then, to the extent of the amount of interest previously included in income by the U.S. Holder with respect to a Note, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions. Any remaining portion of the Projected Redemption Amount (i.e., $             per unit of the Notes) in excess of the Actual Redemption Amount that is not treated as an interest offset or an ordinary loss pursuant to the foregoing rules will be treated as a capital loss (which will be long-term if the Note has been held for more than one year as of the maturity date).

In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustment to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder would be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally would equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain would be treated as ordinary income. Any taxable loss would generally be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally would be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations would be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the Actual Redemption Amount will be, or that the Actual Redemption Amount will even exceed $9.50 per unit of the Notes.

Hypothetical Table

The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Note during each accrual period over an assumed term of approximately two and a half years for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Redemption Amount and a hypothetical estimated yield equal to 5.172% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if they had been issued on April 24, 2008, and were scheduled to mature on October 24, 2010. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement delivered to investors in connection with the initial sale of the Notes.

Hypothetical Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit of the Notes)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit of the Notes)
April 24, 2008 through October 24, 2008	$0.2593	$0.2593
October 25, 2008 through April 24, 2009	$0.2653	$0.5246
April 25, 2009 through October 24, 2009	$0.2722	$0.7968
October 25, 2009 through April 24, 2010	$0.2792	$1.0760
April 25, 2010 through October 24, 2010	$0.2864	$1.3624

Hypothetical Projected Redemption Amount = $11.3624 per unit of the Notes.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the supplemental redemption amount, if any.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10 K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-13
Calculation Agent	PS-3
Ending Value	PS-4
Exchange Rate	PS-1
Notes	PS-1
Participation Rate	PS-4
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
Valuation Date	PS-12

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

95% Principal Protected Currency Notes

Linked to the European Union euro/United States dollar Exchange Rate

due December     , 2010

(the “Notes”)

$10 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

May    , 2008